Exhibit 99.177

FOR IMMEDIATE RELEASE

High Tide Marks ‘420’ Holiday by Launching New Store in Edson, Alberta

CALGARY, April 20th, 2021 /CNW/ – High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that its new Canna Cabana Cannabis retail store, located at 4904 4th Avenue, in Edson, Alberta, will begin selling recreational cannabis products for adult use at precisely 4:20 p.m. today to mark the annual ‘420’ cannabis holiday. The new store represents High Tide’s 84th branded retail location across Canada, selling recreational cannabis products and consumption accessories. The new Edson store is situated off a major arterial road and is within walking distance of several popular local restaurants.

“The annual ‘420’ holiday is a global celebration of cannabis culture and I cannot think of a better way to celebrate it than by opening our 84th nationwide store at precisely 4:20 p.m on April 20th,” said Raj Grover, President and Chief Executive Officer of High Tide. “Even prior to Canadian legalization, High Tide has been ensconced in cannabis culture having been an early mover in the sale of quality consumption accessories at affordable prices. Although we have grown since those humble beginnings, we will never forget our roots and our customers who have always supported us,” added Mr. Grover.

About ‘420’

‘420’ is celebrated every April 20th at precisely 4:20 p.m. and is an annual celebration of all things related to cannabis culture. It is believed to have originated in California in the early 1970’s, after a group of young people started to meet daily at 4:20 each afternoon to partake in what was then an illegal activity in their state.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 84 branded retail locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com, Smokecartel.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

CONTACT INFORMATION

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 1 (647) 985-4401